CUSIP No. M-26744-10-8	SCHEDULE 13D	Page 1 of 6 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed pursuant to
Rule 13d-2(a)

Crow Technologies 1977 Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.25 per share
(Title of Class of Securities)

M-26744-10-8
(CUSIP Number)

Zvi Fisher, Adv. Cohen Lahat & Co. 28 Bezalel Street, Ramat Gan 52521, Israel 972-3-611-0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M-26744-10-8	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ABRAM J.SILVER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC Use Only
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 219,239
	8	SHARED VOTING POWER 3,076,371 [see note at Item 5 below]
	9	SOLE DISPOSITIVE POWER 219,239
	10	SHARED DISPOSITIVE POWER 616,591 [including Sender Holding - see Item 5(b) below]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 3,076,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. M-26744-10-8	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

(a)	Issuer: Crow Technologies 1977 Ltd. (“Crow”).

(b)	Shares: Ordinary Shares (the “Shares”), par value NIS 0.25 per share.

(c)	Address: 57 Hamelacha Street, Holon, Israel.

Item 2.	Identity and Background.

(a)	Shareholder: Mr. Abram J. Silver

(b)	Address: 4910 13 Ave. Brooklyn, N.Y. 11219

(c)	Occupation: CEO

(d)	During the last five years, Mr. Silver has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Silver was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: USA

Item 3.	Source and Amount of Funds or Other Consideration.

Personal Funds.

Item 4.	Purpose of Transaction.

The transaction reported herein in Schedule I was consummated for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, there are 4,372,275 Shares outstanding. Mr.Silver owns directly 219,239 Shares which are 5.01% of the Outstanding Shares of Crow.

(b)	Mr. Silver may be deemed the beneficial owner of additional 397,352 Shares by virtue of his control over Sender Holding (which holds directly 397,352 Shares).

(c)	Mr. Silver may be deemed the beneficial owner of additional 2,459,780 Shares by virtue of a shareholders agreement by and between Mr. Silver (and Sender Holdings) and two other shareholders of Crow (one shareholder, Mr. Shmuel Melman, holds directly 1,393,114 and the other shareholder, Adv. Asher Barak, as a Trustee for Mr. Jacob Eilenberg, holds directly 1,066,666 Shares), according to which they shall vote together with regards to appointment of directors to the Board of Directors of Crow.

CUSIP No. M-26744-10-8	SCHEDULE 13D	Page 4 of 6 Pages

(c)	According to subsections (b) and (c) above, Mr. Silver may be deemed the beneficial owner of a total of 3,076,371 Shares which are 70.4% of the Outstanding Shares of Crow.

(d)	Except as stated above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Shares beneficially owned by Mr. Silver.

Note: The total of 2,459,780 Shares mentioned in subsection 5(c) above was calculated based on the holdings of the abovementioned two other shareholders of Crow (Mr. Melman and Adv. Asher Barak, as a Trustee for Mr. Jacob Eilenberg), which are known to Silver, and did not take into consideration any additional Shares which may be beneficially owned by such two shareholders of Crow, of which Silver has no knowledge.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

1)	The shareholders agreement mentioned in Item 5(c) above.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Silver and any person with respect to any securities of Crow, including but not limited to transfer or voting of any of the securities of Crow, finders’ fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

CUSIP No. M-26744-10-8	SCHEDULE 13D	Page 5 of 6 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2004

Abram J. Silver ——————————————

CUSIP No. M-26744-10-8	SCHEDULE 13D	Page 6 of 6 Pages

Schedule I
SCHEDULE OF ACQUISITIONS

On March 22, 2004, Gmull Investment Ltd. (“Gmull”) sold 168,614 Shares to Mr. Silver. Prior to the transaction with Gmull, Mr. Silver held directly 50,625 Shares. Together with the Shares purchased by Mr. Silver pursuant to the transaction with Gmull, Mr. Silver owns directly 219,239 Shares.